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         TEXT OF PRESS RELEASE ISSUED BY PARENT DATED NOVEMBER 2, 1998

                                 EXHIBIT(A)(7)
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Contact:

Investors                                  Media
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
Kathleen Burdett                           Michael Freitag
John D. Thompson                           Mark Semer
Dexter Corporation                         Kekst and Company
(860) 292-7675                             (212) 521-4800

or

Mark Harnett
MacKenzie Partners, Inc.
(212) 929-5877

For Immediate Release

DEXTER CORPORATION COMMENCES $37.00 PER SHARE TENDER OFFER FOR THE 48% OF LIFE TECHNOLOGIES, INC. IT DOES NOT CURRENTLY OWN

     WINDSOR LOCKS, CONNECTICUT, November 2, 1998 -- Dexter Corporation (NYSE:DEX) today announced that it has commenced a tender offer, for $37 per share in cash, for all outstanding shares of common stock of Life Technologies, Inc. (NASDAQ:LTEK) that it does not currently own.

     Dexter Corporation, a leading specialty materials producer, currently owns approximately 52 percent of Life Technologies' outstanding common shares. Consummation of the tender offer is conditioned upon Dexter receiving sufficient shares to own at least 80 percent of all outstanding Life Technologies shares on a fully-diluted basis (as defined in the offer documentation), but is not conditioned upon financing or any approval of the Life Technologies Board of Directors or any committee thereof. The offer is scheduled to expire on Tuesday, December 1, 1998, at 12:00 midnight, New York City time, unless extended.

     Dexter's offer of $37 per share represents a 19.4 percent premium over Life Technologies' closing price immediately prior to the July 7 announcement in which Dexter made its original proposal of a cash tender offer and merger.

     K. Grahame Walker, Chairman and Chief Executive Offer of Dexter Corporation, said: "Nearly four months after first making our proposal, we continue to believe that this price is full and fair for the Life Technologies shareholders and, in Dexter's belief, is a significantly larger premium based on conditions affecting the market since that date. This tender offer provides Life Technologies' public shareholders with an opportunity to realize a substantial and immediate premium for their shares."

     Merrill Lynch & Co. is the Dealer Manager and MacKenzie Partners, Inc. is Information Agent for the tender offer.

     Dexter intends to acquire shares not tendered in the offer through a merger in which the remaining shareholders would receive the same price as is paid in the tender offer. The timing and actual terms of the merger will depend upon the results of the tender offer.

     Dexter Corporation is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

     Life Technologies, Inc. develops, manufactures and supplies more than 3,000 products used principally in life sciences research and commercial manufacture of genetically engineered products. The company is a leading supplier of sera and other cell growth media, as well as enzymes and other biological products necessary for recombinant DNA procedures.